SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 30, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

3Q20 Earnings Release

Banco Macro Announces Results for the Third Quarter of 2020

Buenos Aires, Argentina, November 30, 2020 – Banco Macro S.A. (NYSE: BMA; BYMA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the third quarter ended September 30, 2020 (“3Q20”). All figures are in Argentine pesos (Ps.) and have been restated in terms of the measuring unit current at the end of the reporting period. As of 1Q20, the Bank began reporting results applying Hyperinflation Accounting, in accordance with IFRS IAS 29 as established by the Central Bank. For ease of comparison, figures of previous quarters of 2019 have been restated applying IAS 29 to reflect the accumulated effect of the inflation adjustment for each period through September 30, 2020.

Summary

• The Bank’s net income totaled Ps.6.1 billion in 3Q20. This result was 12% lower than the result posted in 2Q20 and 33% lower than in 3Q19. In 3Q20, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 21.5% and 4.6%, respectively.

• In 3Q20, Banco Macro’s financing to the private sector decreased 2% or Ps.3.9 billion quarter over quarter (“QoQ”) totaling Ps.232.2 billion and 12% or Ps.31.9 billion year over year (“YoY”). In the quarter consumer loans stood out, among which Credit card loans stood out; with a 8% increase QoQ, meanwhile within commercial loans Others stood out with a 7% increase QoQ, mainly driven by the 24% loans to SMEs.

• In 3Q20, Banco Macro’s total deposits increased 13% or Ps.55.6 billion QoQ, totaling Ps.493 billion and representing 83% of the Bank’s total liabilities. Private sector deposits increased 4% or Ps.14.2 billion QoQ.

• Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.116.9 billion, 34.8% regulatory capital ratio – Basel III and 27.3% Tier 1 Ratio. In addition, the Bank’s liquid assets remained at an adequate level, reaching 87% of its total deposits in 3Q20.

• In 3Q20, the Bank’s non-performing to total financing ratio was 1.14% and the coverage ratio improved to 302.9%.

3Q20 Earnings Release Conference Call Tuesday, December 1, 2020 Time: 10:00 a.m. Eastern Time | 12:00 p.m. Buenos Aires Time

 IR Contacts in Buenos Aires:

Jorge Scarinci

Chief Financial Officer

Nicolás A. Torres

Investor Relations

Phone: (54 11) 5222 6682

E-mail: investorelations@macro.com.ar

Visit our website at:
www.macro.com.ar/relaciones-inversores

 To participate, please dial:

Argentina Toll Free:

(011) 3984 5677

Participants Dial In (Toll Free):

+1 (844) 450 3847

Participants International Dial In:

+1 (412) 317 6370

Conference ID: Banco Macro

Webcast: click here

Webcast Replay: click here Available from 12/01/2020 through 12/15/2020

3Q20 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

3Q20 Earnings Release

This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”). As of January 2020 the Bank started reporting with the application of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report.

Results

Earnings per outstanding share were Ps.9.51 in 3Q20, 12% lower than 2Q20 and 33% lower than the result posted a year ago.

EARNINGS PER SHARE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q19	4Q19	1Q20	2Q20	3Q20	QoQ	YoY
Net income -Parent Company- (M $)	9,112	6,956	8,025	6,885	6,076	-12%	-33%
Average # of shares outstanding (M)	639	639	639	639	639	0%	0%
Average #of treasury stocks (shares repurchased) (M)	19	-	-	-	-	-	-100%
Book value per avg. Outstanding share ($)	184	201	211	201	210	4%	14%
Shares Outstanding (M)	639	639	639	639	639	0%	0%
Earnings per avg. outstanding share ($)	14.26	10.89	12.56	10.77	9.51	-12%	-33%

EOP FX (Pesos per USD)	57.5583	59.8950	64.4700	70.4550	76.1750	8%	32%
Book value per avg. issued ADS (USD)	31.97	33.56	32.73	28.53	27.57	-3%	-14%
Earnings per avg. outstanding ADS (USD)	2.48	1.82	1.95	1.53	1.25	-18%	-50%

Banco Macro’s 3Q20 net income of Ps.6.1      billion was 12% or Ps.809 million lower than the previous quarter and 33% or Ps.3 billion lower YoY. This result represented an accumulated ROAE and ROAA of 21.5% and 4.6% respectively.

Net operating income (before G&A and personnel expenses) was Ps.19.6 billion in 3Q20, decreasing 18% or Ps.4.3 billion compared to 2Q20 and decreased 5% or Ps.1.1 billion compared to the previous year.

In 3Q20 Provision for loan losses totaled Ps.1.8 billion, 31% or Ps.774 million lower than in 2Q20. In the previous quarter loan loss provisions were explained by additional provisions made by the Bank based on estimations of the macroeconomic impact of the current Covid-19 pandemic. In this quarter three main groups showing signs of credit deterioration were included in the estimates; i) Ps.617 million related to loans with deferred installments (both commercial and consumer), ii) Ps.600 million related to refinancing of outstanding credit card balances and iii) Ps.531 million related to the 24% loans extended to SMEs, from sectors or activities which the Bank considered troubled o likely to have some trouble.

Operating income (after G&A and personnel expenses) was Ps.4.4 billion in 3Q20, 52% or Ps.4.8 billion lower than in 2Q20 and Ps.4.5 billion higher than a year ago.

It is important to emphasize that this result was obtained with a leverage of only 5.5x assets to equity ratio.

3Q20 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q19	4Q19	1Q20	2Q20	3Q20	QoQ	YoY
Net Interest Income	28,731	28,958	24,164	21,576	21,159	-2%	-26%
Net fee income	5,395	5,237	5,027	5,004	5,271	5%	-2%
Net Interest Income + Net Fee Income	34,126	34,195	29,191	26,580	26,430	-9%	-17%
Net Income from financial instruments at fair value through P&L	-16,732	-315	-4,643	-2,163	-7,541	249%	-55%
Income from assets at amortized cost	0	66	967	20	61	205%	-
Differences in quoted prices of gold and foreign currency	2,138	1,670	604	846	1,207	43%	-44%
Other operating income	1,510	1,147	1,247	1,145	1,182	3%	-22%
Provision for loan losses	393	1,776	977	2,523	1,749	-31%	345%
Net Operating Income	20,649	34,987	26,389	23,905	19,590	-9%	27%
Employee benefits	6,350	6,339	5,361	6,174	6,199	0%	-2%
Administrative expenses	4,153	4,190	3,034	3,126	3,400	9%	-18%
Depreciation and impairment of assets	956	950	948	992	1,015	2%	6%
Other operating expenses	9,334	5,879	4,905	4,412	4,587	4%	-51%
Operating Income	-144	17,629	12,141	9,201	4,389	-24%	-
Result from associates & joint ventures	24			9	15	67%	-38%
Result from net monetary postion	8,185	32	23	479	4,836	910%	-41%
Result before taxes from continuing operations	8,065	-5,644	335	9,689	9,240	-22%	20%
Income tax	-1,047	12,017	12,499	2,804	3,164	13%	-402%
Net income from continuing operations	9,112	5,061	4,474	6,885	6,076	-14%	111%
		-	-
Net Income of the period	9,112	6,956	8,025	6,885	6,076	-14%	111%
Net income of the period attributable to parent company	9,112	6,956	8,025	6,885	6,076	-12%	-33%
Net income of the period attributable to minority interest	0	-	-	0	0	-	-

The Bank’s 3Q20 net interest income totaled Ps.21.2 billion, 2% or Ps.417 million lower than in 2Q20 and 26% or Ps.7.6 billion lower YoY.

In 3Q20 interest income totaled Ps.36.8 billion, 15% or Ps.4.9 billion higher than in 2Q20 (due to higher income from securities) and 28% or Ps.14.3 billion lower than in 3Q19.

Income from interest on loans and other financing totaled Ps.17.8 billion, 9% or Ps.1.7 billion lower compared with the previous quarter, due to a 155 b.p. decrease in the average lending rate (down from 31.5% in 2Q20 to 30% in 3Q20), while the average volume of private sector loans decreased 5%. On a yearly basis Income from interest on loans decreased 23% or Ps.5.4 billion.

In 3Q20 income from government and private securities increased 56% or Ps.6 billion QoQ (due to higher income from Government securities) and increased 39% or Ps.11 billion compared with the same period of last year. This result is explained 90% by income from government and private securities through other comprehensive income (Central Bank Notes) and the remaining 10% is explained by income from government and private securities at amortized cost.

In 3Q20 income from Repos totaled Ps.2.1 billion, 33% or Ps.525 million higher than the previous quarter and Ps.2 billion higher than a year ago.

In 3Q20 FX income totaled a Ps.1.2 billion gain, due to the 8% argentine peso depreciation against the US dollar and the Bank’s long spot dollar position during the quarter and FX trading results (Ps.457 million).

3Q20 Earnings Release

FX INCOME	MACRO Consolidated			Variation
In MILLION $ (Measuring Unit Current at EOP)	3Q19	2Q20	3Q20	QoQ	YoY
(1) Differences in quoted prices of gold and foreign currency	2,138	846	1,207	43%	-44%
Translation of FX assets and liabilities to Pesos	481	683	750	10%	56%
Income from foreign currency exchange	1,656	162	457	181%	-72%

(2) Net Income from financial assets and liabilities at fair value through P&L	1,062	20	2	-90%	-100%
Income from investment in derivative financing instruments	1,062	20	2	-90%	-100%

(1) +(2) Total Result from Differences in quoted prices of gold and foreign currency	3,200	866	1,209	40%	-62%

INTEREST INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q19	4Q19	1Q20	2Q20	3Q20	QoQ	YoY
Interest on Cash and due from Banks	125	84	69	15	29	93%	-77%
Interest from government securities	27,357	11,458	11,850	10,490	16,633	59%	-39%
Interest from private securities	520	1,223	662	373	264	-29%	-49%
Interest on loans and other financing
To the financial sector	540	559	286	269	196	-27%	-64%
To the public non financial sector	103	348	630	418	509	22%	394%
Interest on overdrafts	4,783	8,856	4,608	3,081	1,443	-53%	-70%
Interest on documents	1,383	1,599	1,444	983	796	-19%	-42%
Interest on mortgages loans	2,114	2,844	2,039	1,605	1,552	-3%	-27%
Interest on pledged loans	185	160	121	104	105	1%	-43%
Interest on personal loans	8,870	8,158	7,553	7,507	7,156	-5%	-19%
Interest on credit cards loans	3,730	3,670	3,104	2,455	2,505	2%	-33%
Interest on financial leases	40	36	25	13	4	-69%	-90%
Interest on other loans	1,363	2,005	2,261	2,979	3,494	17%	156%
Interest on Repos
From the BCRA	0	480	365	1,578	2,094	33%	-
Other financial institutions	11	411	47	1	10	900%	-9%
Total Interest income	51,124	41,891	35,064	31,871	36,790	15%	-28%

Income from Interest on loans	23,111	28,235	22,071	19,414	17,760	-9%	-23%

The Bank’s 3Q20 interest expense totaled Ps.15.6 billion, increasing 52% or Ps.5.3 billion compared to the previous quarter and decreasing 30% (Ps.6.8 billion) compared to 3Q19.

In 3Q20, interest on deposits represented 94% of the Bank’s total interest expense, increasing 58% or Ps.5.4 billion QoQ, due to a 300 b.p. increase in the average rate paid on deposits (up from 13.6% in 2Q20 to 16.6% in 3Q20, this increase can be traced to a 458 b.p QoQ increase in the average Badlar rate). The average volume of deposits from the private sector increased 13%. On a yearly basis, interest on deposits decreased 28% or Ps.5.8 billion.

3Q20 Earnings Release

INTEREST EXPENSE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q19	4Q19	2Q20	2Q20	3Q20	QoQ	YoY
Deposits
Interest on checking accounts	152	34	136	120	424	253%	179%
Interest on saving accounts	164	230	165	133	124	-7%	-24%
Interest on time deposits	20,153	11,710	9,632	9,069	14,155	56%	-30%
Interest on other financing from BCRA and financial inst.	90	59	25	15	17	13%	-81%
Repos
Other financial institutions	77	40	74	22	2	-91%	-97%
Interest on corporate bonds	1,136	247	323	386	348	-10%	-69%
Interest on subordinated bonds	553	547	520	536	552	3%	0%
Interest on other financial liabilities	68	66	25	14	9	-36%	-87%
Total financial expense	22,393	12,933	10,900	10,295	15,631	52%	-30%

Expenses from interest on deposits	20,469	11,974	9,933	9,322	14,703	58%	-28%

As of 3Q20, the Bank’s accumulated net interest margin (including FX) was 20.3%, lower than the 22.3% posted in 2Q20 and the 21.5% posted in 3Q19.

In 3Q20 Net Interest Margin (excluding FX) was 19.5%, lower than the 21.6% posted in 2Q20 and than the 20.8% posted in 3Q19.

In 3Q20 Net Interest Margin (Pesos) was 18.6%, lower than the 23% posted in 2Q20 and than the 34.3% in 3Q19; meanwhile Net Interest Margin (USD) was 1.8%, lower than the 2.3% posted in 2Q20 and higher than the 0.6% registered in 3Q19.

ASSETS & LIABILITIES PERFORMANCE (AR$)	MACRO Consolidated
In MILLION $	3Q19			4Q19			1Q20			2Q20			3Q20
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE
Interest-earning assets
Loans & Other Financing
Public Sector	2,094	-20.1%	19.5%	3,512	-4.9%	39.3%	7,065	3.4%	35.9%	6,749	2.7%	24.9%	5,025	7.5%	40.3%
Financial Sector	4,063	1.7%	52.1%	4,062	5.1%	54.0%	2,403	11.4%	46.4%	2,547	17.0%	42.3%	1,927	7.5%	40.3%
Private Sector	170,025	-0.1%	49.4%	212,840	1.2%	48.2%	191,320	7.6%	41.4%	199,761	11.3%	35.4%	201,621	1.0%	31.8%
Other debt securities
Central Bank Securities (Leliqs)	133,981	15.5%	72.7%	27,756	37.2%	101.0%	82,013	10.9%	45.7%	91,354	13.1%	37.5%	121,719	5.4%	37.5%
Government & Private Securities	19,159	12.7%	68.5%	25,407	27.8%	87.2%	22,875	18.7%	55.9%	30,733	7.3%	30.5%	72,175	-0.6%	29.7%
Repos	46	30.3%	94.9%	4,372	23.5%	80.9%	3,786	9.5%	43.8%	36,760	-3.5%	17.3%	43,732	-8.7%	19.1%
Total interest-earning assets	329,368	6.8%	59.8%	277,949	7.6%	57.6%	309,462	9.3%	43.6%	367,904	9.9%	33.6%	446,199	1.1%	31.9%

Non interest-earning assets	71,723			112,387			102,340			110,445			69,832
Total Average Assets	401,091			390,336			411,802			478,349			516,031

Interest-bearing liabilities
Deposits
Public Sector	17,422	-8.6%	36.7%	9,775	-5.1%	39.0%	13,159	-4.6%	25.3%	19,698	-0.3%	21.3%	52,140	-4.3%	24.8%
Private Sector	200,446	-8.9%	36.2%	148,160	-12.0%	28.9%	160,855	-6.9%	22.3%	192,661	-3.8%	17.0%	224,237	-7.9%	20.2%
BCRA and other financial institutions	697	1.9%	52.4%	266	32.4%	94.0%	390	-4.2%	25.8%	427	-3.8%	17.0%	408	-7.6%	20.5%
Corporate bonds	8,311	3.1%	54.2%	7,035	-22.3%	13.9%	6,188	-7.9%	21.0%	5,206	6.7%	29.8%	4,963	-2.0%	27.9%
Repos	488	8.7%	62.6%	317	2.5%	50.1%	1,305	-6.1%	23.4%	939	-10.0%	9.4%	49	-10.9%	16.2%
Total int.-bearing liabilities	227,364	-8.4%	37.0%	165,553	-11.9%	29.0%	181,897	-6.8%	22.5%	218,931	-3.2%	17.7%	281,797	-7.1%	21.2%

Total non int.-bearing liabilities	84,179			106,478			106,002			139,133			148,631

Total Average Liabilities	311,543			272,031			287,899			358,064			430,428

Assets Performance		49,668			40,321			33,516			30,703			35,798
Liabilities Performance		21,195			12,103			10,188			9,620			14,983
Net Interest Income		28,473			28,218			23,328			21,083			20,815
Total interest-earning assets		329,368			277,949			309,462			367,904			446,199
Net Interest Margin (NIM)		34.3%			40.3%			30.3%			23.0%			18.6%

3Q20 Earnings Release

ASSETS & LIABILITIES PERFORMANCE USD In MILLION $	MACRO Consolidated
(Measuring Unit Current at EOP)	3Q19			4Q19			1Q20			2Q20			3Q20
Yields & rates in annualized	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE
Interest-earning assets
Cash and Deposits in Banks	84,692	62.3%	0.6%	33,313	-20.0%	1.0%	34,930	0.3%	0.8%	43,510	13.0%	0.1%	44,600	1.7%	0.3%
Loans & Other Financing
Public Sector	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%	0.0%	0	0.0%	0.0%
Financial Sector	399	71.0%	6.0%	385	-15.8%	6.2%	522	6.4%	6.9%	68	19.6%	5.9%	56	8.6%	7.1%
Private Sector	80,918	71.6%	6.4%	48,321	-11.3%	11.9%	47,780	11.6%	12.2%	39,305	26.1%	11.7%	24,878	16.8%	15.2%
Other debt securities
Government & Private Securities	0	0.0%	0.0%	2,104	-16.9%	4.9%	3,174	1.7%	2.2%	4,447	13.5%	0.5%	4,583	2.5%	1.1%
Total interest-earning assets	166,009	66.9%	3.5%	84,123	-14.9%	7.4%	86,406	6.7%	7.2%	87,330	19.0%	5.4%	74,117	6.8%	5.3%

Non interest-earning assets	10,384			55,971			49,517			45,092			93,032
Total Average Assets	176,393			140,094			135,923			132,422			167,149

Interest-bearing liabilities
Deposits
Public Sector	2,484	64.4%	1.9%	1,309	-18.6%	2.7%	2,244	0.6%	1.1%	1,418	13.9%	0.9%	776	1.9%	0.5%
Private Sector	104,037	64.8%	2.2%	65,184	-19.6%	1.4%	64,143	0.5%	1.0%	51,370	14.1%	1.0%	50,346	2.1%	0.7%
BCRA and other financial institutions	3,569	70.0%	5.4%	3,159	-16.1%	5.9%	1,443	5.9%	6.4%	647	20.6%	6.8%	511	6.9%	5.4%
Subordinated bonds	28,095	73.9%	7.8%	31,038	-15.2%	7.0%	29,314	6.6%	7.1%	30,213	20.9%	7.1%	30,809	8.6%	7.1%
Total int.-bearing liabilities	138,185	66.8%	3.4%	100,690	-18.1%	3.3%	97,144	2.4%	2.9%	90,236	2.4%	3.0%	82,442	4.6%	3.1%

Total non int.-bearing liabilities	32,532			31,385			31,258			40,153			39,213

Total Average liabilities	170,717			132,075			128,402			123,801			121,655

Assets Performance		1,456			1,570			1,548			1,168			992
Liabilities Performance		1,198			830			712			675			650
Net Interest Income		258			740			836			493			342
Total interest-earning assets		166,009			84,123			86,406			87,330			74,117
Net Interest Margin (NIM)		0.6%			3.5%			3.9%			2.3%			1.8%

In 3Q20 Banco Macro’s net fee income totaled Ps.5.3 billion, 5% or Ps.267 million higher than in 2Q20 and 2% or Ps.124 million lower than the same period of last year.

In the quarter, fee income totaled Ps.5.7 billion, 6% or Ps.340 million higher than in 2Q20. Fees charged on deposit accounts, Corporate Services fees and ATM transaction fees stand out; with an 8% and 20% and 15% increase respectively QoQ. On a yearly basis, fee income decreased 4% or Ps.209 million.

In the quarter, total fee expense increased 19% or Ps.73 million. On a yearly basis, fee expenses decreased 15% or Ps.85 million.

NET FEE INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q19	4Q19	1Q20	2Q20	3Q20	QoQ	YoY
Fees charged on deposit accounts	2,338	2,042	2,018	2,060	2,223	8%	-5%
Credit card fees	1,286	1,166	1,219	1,107	1,152	4%	-10%
Corporate services fees	709	686	611	460	551	20%	-22%
ATM transactions fees	326	498	459	445	512	15%	57%
Insurance fees	331	336	350	361	359	-1%	8%
Debit card fees	319	291	286	323	349	8%	9%
Financial agent fees (Provinces)	274	410	271	277	279	1%	2%
Credit related fees	248	197	172	226	131	-42%	-47%
Mutual funds & securities fees	72	79	96	109	151	39%	110%
AFIP & Collection services	32	72	27	17	20	18%	-38%
ANSES fees	12	14	13	13	11	-15%	-8%
Total fee income	5,947	5,791	5,522	5,398	5,738	6%	-4%

Total fee expense	552	554	495	394	467	19%	-15%

Net fee income	5,395	5,237	5,027	5,004	5,271	5%	-2%

In 3Q20 Net Income from financial assets and liabilities at fair value through profit or loss totaled a Ps.7.5 billion loss, higher than the Ps.2.1 billion loss posted in the previous quarter. This loss can be traced to a higher loss related to sale of financial assets at fair value as a consequence of the inflation adjustment applied to our Leliq holdings (higher inflation was observed during 3Q20) which was partially offset by a Ps.422 million increase in profit from government securities.

3Q20 Earnings Release

NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q19	4Q19	1Q20	2Q20	3Q20	QoQ	YoY
Profit or loss from government securities	-535	2,498	1,508	2,170	2,592	19%	-
Profit or loss from private securities	189	337	257	111	273	146%	44%
Profit or loss from investment in derivative financing instruments	1,062	292	41	20	2	-90%	-100%
Profit or loss from other financial assets	14	64	-7	12	-4	-	-
Profit or loss from investment in equity instruments	-14	17	103	87	-107	-	664%
Profit or loss from the sale of financial assets at fair value	-17,448	-3,523	-6,545	-4,563	-10,297	126%	-41%
Income from financial assets at fair value through profit or loss	-16,732	-315	-4,643	-2,163	-7,541	249%	-55%

Profit or loss from derivative financing instruments	0	0	0	0	0	-	-
Income from financial liabilities at fair value through profit or loss	0	0	0	0	0	-	-

NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	-16,732	-315	-4,643	-2,163	-7,541	249%	-55%

In the quarter Other Operating Income totaled Ps.1.2 billion, 3% or Ps.37 million higher than in 2Q20. On a yearly basis Other Operating Income decreased 22% or Ps.328.

OTHER OPERATING INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q19	4Q19	1Q20	2Q20	3Q20	QoQ	YoY
Credit and debit cards	63	55	28	18	28	56%	-56%
Lease of safe deposit boxes	132	141	152	178	194	9%	47%
Other service related fees	453	340	547	390	436	12%	-4%
Other adjustments and interest from other receivables	234	233	229	184	188	2%	-20%
Initial recognition of loans	-12	45	0	19	-12	-	0%
Sale of property, plant and equipment	0	0	0	0	6	-	-
Others	640	333	291	356	342	-4%	-47%
Other Operating Income	1,201	1,147	1,247	1,158	1,064	-8%	-11%

In 3Q20 Banco Macro’s administrative expenses plus employee benefits totaled Ps.9.6 billion, 3% or Ps.299 million higher than the previous quarter, due to higher administrative expenses (9%). On a yearly basis administrative expenses plus employee benefits decreased 9% or Ps.904 million.

Employee benefits increased Ps.25 million QoQ (remunerations and social security contributions were 1% lower but were offset by higher compensation a bonuses and employee services which increased 11% and 49% respectively QoQ). On a yearly basis Employee benefits decreased 2% or Ps.151 million.

In 3Q20 administrative expenses increased 9% or Ps.274 million, due to higher other administrative expenses (38% or Ps.329 million) related to legal expenses which were partially offset by lower (14% or Ps.44 million) Directors and auditors fees.

In 3Q20, the efficiency ratio reached 45.9%, deteriorating from the 41.6% posted in 2Q20. In 3Q20 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) increased 3%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) decreased 22% compared to 2Q20.

3Q20 Earnings Release

If we had excluded from the efficiency ratio calculation the inflation adjustment on our Leliqs holding (as per Central Bank rules shown under profit/loss from financial instruments at fair value through P&L), efficiency ratio would have been 34.7% in 3Q20 and 33.7% in 2Q20

PERSONNEL & ADMINISTRATIVE EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q19	4Q19	1Q20	2Q20	3Q20	QoQ	YoY
Employee benefits	6,350	6,339	5,361	6,174	6,199	0%	-2%
Remunerations	4,536	4,601	3,951	4,667	4,617	-1%	2%
Social Security Contributions	961	1,043	878	1,039	1,024	-1%	7%
Compensation and bonuses	691	527	414	370	412	11%	-40%
Employee services	162	168	118	98	146	49%	-10%
Administrative Expenses	4,153	4,190	3,034	3,126	3,400	9%	-18%
Taxes	464	450	436	392	405	3%	-13%
Maintenance, conservation fees	480	626	460	493	508	3%	6%
Directors & statutory auditors fees	790	717	344	308	264	-14%	-67%
Security services	363	364	333	323	310	-4%	-15%
Electricity & Communications	348	366	353	352	341	-3%	-2%
Other professional fees	313	323	208	194	205	6%	-35%
Rental agreements	55	52	26	29	10	-66%	-82%
Advertising & publicity	149	195	66	88	75	-15%	-50%
Personnel allowances	62	59	38	23	25	9%	-60%
Stationary & Office Supplies	39	25	22	20	21	5%	-46%
Insurance	39	38	29	41	42	2%	8%
Hired administrative services	3	0	1	0	2	-	-33%
Other	1,048	975	718	863	1,192	38%	14%
Total Administrative Expenses	10,503	10,529	8,395	9,300	9,599	3%	-9%

Total Employees	8,843	8,768	8,732	8,706	8,651
Branches	462	463	463	463	463
Efficiency ratio	64.3%	34.5%	39.8%	43.3%	57.1%

Accumulated efficiency ratio	60.3%	50.7%	39.8%	41.6%	45.9%

In 3Q20, Other Operating Expenses totaled Ps.4.6 billion, increasing 4% or Ps.175 million QoQ. Others and Other provision charges stand out with a 9% (Ps.132 million) increase and a 25% (Ps.52 million) increase respectively QoQ. On a yearly basis Other Operating Expenses decreased 51% or Ps.4.7 billion.

OTHER OPERATING EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q19	4Q19	1Q20	2Q20	3Q20	QoQ	YoY
Turnover Tax	3,034	3,325	2,773	2,506	2,493	-1%	-18%
Other provision charges	660	389	341	210	262	25%	-60%
Deposit Guarantee Fund Contributions	194	141	137	155	184	19%	-5%
Donations	52	170	123	24	0	-100%	-100%
Insurance claims	19	19	17	17	13	-24%	-32%
Initial loan recognition	0	0	3	-3	0	-	-
Others	5,375	1,834	1,511	1,503	1,635	9%	-70%
Other Operating Expenses	9,334	5,879	4,905	4,412	4,587	4%	-51%

In 3Q20 the result from the net monetary position (excluding Leliqs) totaled a Ps.4.8 million gain, Ps.4.4 billion higher than the Ps.479 million gain posted in 2Q20. This result is explained by the breakdown of monetary assets and monetary liabilities and their behavior during the quarter; an increase in monetary assets (loans, and government securities) and a bigger increase in monetary liabilities (deposits), and higher inflation observed during the quarter (228 b.p. above 2Q20 level, up from 5.37% to 7.65%) generating a positive result. If we include the inflation adjustment on our Leliqs holdings (a Ps.8.3 billion loss) the total result from the monetary position (including Leliqs) would be a Ps.3.4 billion loss, lower than the Ps.3.8 billion loss posted in 2Q20. On a yearly basis result from net monetary position (exc. Leliqs) decreased 41% or Ps.3.4 billion.

3Q20 Earnings Release

In 3Q20 Banco Macro's effective income tax rate 34.2%, higher than the 28.9% effective tax rate of 2Q20.

RESULT FROM NET MONETARY POSITION	BANCO MACRO
In MILLION $ (Measuring Unit Current at EOP)	1Q20	2Q20	3Q20
Result from Net Monetary Position (Consolidated)	335	479	4,836
Change in Consumer Price Index	7.7995%	5.3746%	7.6549%

RECPPC MONETARY ASSETS & LIABILITIES (*)
Monetary Assets (MA)
Cash and deposits in banks	-8,281	-6,212	-8,093
Government and private securities	-1,805	-1,221	-2,745
Loans	-18,718	-13,048	-17,367
Other financial assets	-871	-2,544	-5,479
Other receivables	-629	-425	-636
Investment in other companies			-33
Others	-43	-30
Total RECPPC Monetary Assets	-30,346	-23,480	-34,353

Monetary Liabilities (ML)
Deposits	24,452	19,249	32,300
Other financial liabilities	2,391	1,546	2,250
Other liabilities	1,554	1,511	2,286
Subordinated Corporte Bonds	2,205	1,586	2,272
Others	10	11	18
Provisions	135	93	126
Total RECPPC Monetary Liabilities	30,747	23,995	39,252

Result from Net Monetary Position	401	516	4,899

RECPPC Leliqs	-6,389	-4,274	-8,327
Result from Net Monetary Position (inc. Leliqs)	-5,988	-3,758	-3,428

RECPPC: Result from changes in purchasing power of currency
(*)Banco Macro, not consolidated

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.232.2 billion, decreasing 2% or Ps.3.9 billion QoQ and 12% or Ps.31.9 billion YoY.

Within commercial loans, Others stand out with a 7% or Ps.2.8 billion increase QoQ (mostly due to loans extended to SMEs at a 24% interest rate, as part of the relief package given the Covid-19 pandemic); meanwhile Overdrafts decreased 22% or Ps.4.9 billion.

Within consumer lending credit card loans increased 8% or Ps.3.7 billion QoQ.

Within private sector financing, peso financing increased 2% or Ps.4.7million, while US dollar financing decreased 32% or USD 147 million.

As of 3Q20, Banco Macro´s market share over private sector loans was 7.6%.

3Q20 Earnings Release

FINANCING TO THE PRIVATE SECTOR	MACRO Consilidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q19	4Q19	1Q20	2Q20	3Q20	QoQ	YoY
Overdrafts	38,433	45,416	36,483	22,040	17,189	-22%	-55%
Discounted documents	29,605	24,038	25,986	23,523	21,361	-9%	-28%
Mortgage loans	17,685	15,579	14,475	13,962	13,652	-2%	-23%
Pledged loans	6,159	4,900	4,223	3,971	3,618	-9%	-41%
Personal loans	76,781	67,978	65,341	62,186	60,610	-3%	-21%
Credit Card loans	45,233	51,553	50,239	48,941	52,618	8%	16%
Others	32,933	27,694	31,630	41,268	44,099	7%	34%
Interest	13,848	18,921	17,760	18,139	17,360	-4%	25%
Total loan portfolio	260,677	256,079	246,137	234,030	230,507	-2%	-12%

Total loans in Pesos	186,975	210,117	201,850	203,155	208,098	2%	11%

Total loans in USD	73,702	45,962	44,287	30,875	22,409	-27%	-70%
Financial trusts	1,873	2,369	1,874	901	364	-60%	-81%
Leasing	399	281	223	167	133	-20%	-67%
Others	1,151	1,052	1,087	1,048	1,243	19%	8%
Total other financing	3,423	3,702	3,184	2,116	1,740	-18%	-49%

Total other financing in Pesos	2,050	2,441	2,090	1,029	798	-22%	-61%

Total other financing in USD	1,373	1,261	1,094	1,087	942	-13%	-31%

Total financing to the private sector	264,100	259,781	249,321	236,146	232,247	-2%	-12%

EOP FX (Pesos per USD)	57.5583	59.8950	64.4697	70.4550	76.1750	8%	32%

USD financing / Financing to the private sector	28%	18%	18%	14%	10%

Public Sector Assets

In 3Q20, the Bank’s public sector assets (excluding LELIQs) to total assets ratio was 17.7%, higher than the 9.3% registered in the previous quarter, and higher than the 4.8% posted in 3Q19.

In 3Q20, a 124% or Ps.69.5 billion increase in Government Securities stands out, also in the quarter Leliqs increased 11% or Ps.13 billion. Since 2Q20 the Bank decided to invest in CER adjustable bonds and Badlar bonds.

PUBLIC SECTOR ASSETS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q19	4Q19	1Q20	2Q20	3Q20	QoQ	YoY
Leliqs	76,396	56,170	81,045	113,478	126,435	11%	65%
Other	26,430	26,073	23,883	55,962	125,441	124%	375%
Government securities	102,826	82,243	104,928	169,440	251,876	49%	145%
Provincial loans	464	7,717	4,585	6,809	3,889	-43%	738%
Loans	464	7,717	4,585	6,809	3,889	-43%	738%
Purchase of government bonds	150	139	137	140	139	-1%	-8%
Other receivables	150	139	137	140	139	-1%	-8%

TOTAL PUBLIC SECTOR ASSETS	103,440	90,099	109,650	176,389	255,904	45%	147%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)	27,044	33,929	28,605	62,911	129,469	106%	379%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)/TOTAL ASSETS	4.8%	6.3%	5.0%	9.3%	17.7%

3Q20 Earnings Release

Funding

Deposits

Banco Macro’s deposit base totaled Ps.493 billion in 3Q20, increasing 13% or Ps.55.6 billion QoQ and 39% or Ps.138.6 billion increase YoY and representing 83% of the Bank’s total liabilities.

On a quarterly basis, both public and private sector deposits increased with a 64% or Ps.41.4 billion increase and a 4% or Ps.14.2 billion increase respectively.

The increase in private sector deposits was led by time deposits, which increased 17% or Ps.29.4 billion, while demand deposits decreased 6% or Ps.11.8 billion QoQ.

Within private sector deposits, peso deposits increased 6% or Ps.17.2 billion, while US dollar deposits decreased 11% or USD 124 million.

As of 3Q20, Banco Macro´s market share over private sector deposits was 6.6%.

DEPOSITS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q19	4Q19	1Q20	2Q20	3Q20	QoQ	YoY
Public sector	27,799	21,474	30,980	64,237	105,636	64%	280%

Financial sector	400	384	330	376	441	17%	10%

Private sector	325,921	299,597	321,849	372,483	386,633	4%	19%
Checking accounts	47,979	49,067	60,901	76,862	71,707	-7%	49%
Savings accounts	105,464	110,950	108,280	114,390	107,751	-6%	2%
Time deposits	162,960	129,710	144,396	169,744	199,177	17%	22%
Other	9,518	9,870	8,272	11,487	7,998	-30%	-16%
Total	354,120	321,455	353,159	437,096	492,710	13%	39%

Pesos	244,335	224,013	264,787	354,311	413,952	17%	69%
Foreign Currency (Pesos)	109,785	97,442	88,372	82,785	78,758	-5%	-28%

EOP FX (Pesos per USD)	57.5583	59.8950	64.4697	70.4550	76.1750	8%	32%
Foreign Currency (USD)	1,907	1,627	1,371	1,175	1,034	-12%	-46%

USD Deposits / Total Deposits	31%	30%	25%	19%	16%

Banco Macro’s transactional deposits represent approximately 44% of its total deposit base as of 3Q20. These accounts are low cost and are not sensitive to interest rate increases.

Other sources of funds

In 3Q20, the total amount of other sources of funds increased 3% or Ps.5.6 billion compared to 2Q20. On a yearly basis other sources of funds increased 3% or Ps.4.6 billion. In 2Q20 Shareholder’s Equity increased 4% or Ps.5.6; also in the quarter subordinated corporate bonds increased 2% or Ps.648 due to the argentine peso depreciation.

OTHER SOURCES OF FUNDS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q19	4Q19	1Q20	2Q20	3Q20	QoQ	YoY
Central Bank of Argentina	42	33	18	20	19	-5%	-55%
Banks and international institutions	3,635	2,247	589	591	402	-32%	-89%
Financing received from Argentine financial institutions	891	465	372	540	266	-51%	-70%
Subordinated corporate bonds	32,415	29,730	30,182	30,846	31,530	2%	-3%
Corporate bonds	8,208	6,757	6,197	5,220	5,019	-4%	-39%
Shareholders' equity	121,326	128,229	135,073	128,325	133,922	4%	10%
Total other source of funds	166,517	167,461	172,431	165,542	171,158	3%	3%

3Q20 Earnings Release

Liquid Assets

In 3Q20, the Bank’s liquid assets amounted to Ps.429.9 billion, showing a 17% or Ps.63.8 billion increase QoQ, and a 79% or Ps.189.5 billion increase on a yearly basis.

In 3Q20, LELIQs own portfolio increased 11% or Ps.13 billion. Other government & private securities increased 124% or Ps.69.5 billion.

In 3Q20 Banco Macro’s liquid assets to total deposits ratio reached 87%.

LIQUID ASSETS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q19	4Q19	1Q20	2Q20	3Q20	QoQ	YoY
Cash	131,988	123,121	139,896	111,850	112,934	1%	-14%
Guarantees for compensating chambers	9,703	9,097	9,868	12,146	10,929	-10%	13%
Call	205	122	681	0	150	-	-27%
Leliq own portfolio	75,002	56,170	81,045	113,478	126,435	11%	69%
Net Repos	-2,961	104	465	72,635	53,971	-26%	-
Other government & private securities	26,430	26,073	23,883	55,962	125,441	124%	375%
Total	240,367	214,687	255,838	366,071	429,860	17%	79%

Liquid assets to total deposits	68%	67%	72%	84%	87%

Solvency

Banco Macro continued showing high solvency levels in 3Q20 with an integrated capital (RPC) of Ps.152.6 billion over a total capital requirement of Ps.35.7 billion. Banco Macro’s excess capital in 3Q20 was 327% or Ps.116.9 billion. Since the beginning of 2020 and due to inflation adjustments Equity has increased significantly leading to higher solvency levels (shown under Ordinary Capital Level 1).

The regulatory capital ratio (as a percentage of risk-weighted assets- RWA) was 34.8% in 3Q20; TIER1 Ratio stood at 27.3%.

The Bank’s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated					Change
In MILLION $	3Q19(¹)	4Q19(¹)	1Q20(²)	2Q20(²)	3Q20(²)	QoQ	YoY
Credit risk requirement	19,343	21,404	23,808	24,046	23,972	0%	24%
Market risk requirement	778	591	694	1,122	1,172	5%	51%
Operational risk requirement	6,627	7,563	8,606	9,493	10,604	12%	60%
Total capital requirements	26,748	29,558	33,108	34,660	35,749	3%	34%

Ordinary Capital Level 1 (COn1)	69,629	83,090	115,532	116,048	131,531	13%	89%
Deductible concepts Level 1 (COn1)	-7,807	-10,637	-12,442	-10,011	-11,768	18%	51%
Capital Level 2 (COn2)	24,972	26,113	26,427	30,427	32,854	8%	32%
Integrated capital - RPC (i)	86,793	98,566	129,517	136,464	152,618	12%	76%

Excess capital	60,045	69,008	96,409	101,804	116,869	15%	95%

Risk-weighted assets - RWA (ii)	327,312	361,678	405,179	424,501	438,129	3%	34%

Regulatory Capital ratio [(i)/(ii)]	26.5%	27.3%	32.0%	32.1%	34.8%

Ratio TIER 1 [Capital Level 1/RWA]	18.9%	20.0%	25.4%	25.0%	27.3%

RWA - (ii): Risk Weighted Assets, considering total capital requirements.

(¹) Figueres are not inflation adjusted. Expressed in Pesos current at end of each quarter

(²) Figures are inflaiton adjusted. Expressed in Pesos current at EOP

3Q20 Earnings Release

Asset Quality

In 3Q20, Banco Macro’s non-performing to total financing ratio (under Central Bank rules) reached a level of 1.14%, down from 1.52% in 2Q20, and down from the 1.9% posted in 3Q19.

Consumer portfolio non-performing loans improved 54b.p. (down to 0.96% from 1.5%) while Commercial portfolio non-performing loans were practically unchanged in 3Q20 (up to 1.55% from 1.54%).

Consumer portfolio non-performing loans ratio continues to be positively impacted by recent measures adopted by the Central Bank of Argentina in the current Covid19 pandemic context, particularly the 60 day grace period that was added to debtor classification before a loan is considered non performing and the possibility to refinance outstanding credit card balances.

The coverage ratio (measured as total allowances under Expected Credit Losses over Non Performing loans under Central Bank rules) improved to 302.94% in 3Q20. Write-offs over total loans totaled 0.25%.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q19	4Q19	1Q20	2Q20	3Q20	QoQ	YoY
Commercial portfolio	121,370	127,331	112,709	87,981	76,034	-14%	-37%
Non-performing	566	1,700	1,535	1,359	1,180	-13%	109%
Consumer portfolio	159,267	155,881	153,059	169,322	173,701	3%	9%
Non-performing	4,768	4,170	2,082	2,547	1,667	-35%	-65%
Total portfolio	280,637	283,212	265,768	257,302	249,735	-3%	-11%
Non-performing	5,334	5,870	3,617	3,906	2,847	-27%	-47%
Commercial non-perfoming ratio	0.47%	1.34%	1.36%	1.54%	1.55%
Consumer non-perfoming ratio	2.99%	2.68%	1.36%	1.50%	0.96%

Total non-performing/ Total portfolio	1.90%	2.07%	1.36%	1.52%	1.14%

Total allowances	5,929	6,225	6,275	8,227	8,625	5%	45%
Coverage ratio w/allowances	111.15%	106.05%	173.49%	210.62%	302.94%
Write Offs	1,134	753	592	546	631	16%	-44%
Write Offs/ Total portfolio	0.40%	0.27%	0.22%	0.21%	0.25%

3Q20 Earnings Release

Expected Credit Losses (E.C.L) (I.F.R.S.9)

The Bank records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss.(For further information please see our 2019 20-F)

The table below shows, under the E.C.L model, the allowances for credit losses with their respective classification in stages, and the impact the transition to I.F.R.S. 9 has on earnings.

Transition to I.F.R.S.9 (BOP Jan 1,2019)
IN MILLION $ (Measuring Unit Current at end of 3Q20)
Allowances under BCRA rules	7,827
Re-measurement of financial inst.	-529
ECL under I.F.R.S9 (Jan 2019)	7,298

Expected Credit Losses (ECL) - 2020 Evolution

ECL under I.F.R.S.9 EOP 4Q19	6,235
12months ECL (Stage 1)	2,156
Financial inst. with increased credit risk (Stage 2)	1,121
Financial inst. considered credit impaired (Stage 3)	250
Monetary result generated by allowances	-1,137
ECL under I.F.R.S.9 EOP 3Q20	8,625

3Q20 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q19	4Q19	1Q20	2Q20	3Q20	QoQ	YoY
CER adjustable ASSETS

Government Securities	119	5,014	2,932	21,085	44,209	110%	37050%

Loans (*)	17,641	17,780	17,858	17,669	17,257	-2%	-2%
Private sector loans	9,536	8,522	7,932	7,391	6,944	-6%	-27%
Mortgage loans (UVA adjusted)	8,105	9,258	9,923	10,275	10,309	0%	27%
Other loans	0	0	3	3	4	-	-
Total CER adjustable assets	17,760	22,794	20,790	38,754	61,466	59%	246%

CER adjustable LIABILITIES
Deposits (*)	272	503	662	2,409	955	-60%	251%
UVA Unemployment fund	497	681	702	651	694	7%	40%
Total CER adjustable liabilities	769	1,184	1,364	3,060	1,649	-46%	114%
NET CER EXPOSURE	16,991	21,610	19,426	35,694	59,817	68%	252%

(*) Includes Loans &Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q19	4Q19	1Q20	2Q20	3Q20	QoQ	YoY
Cash and deposits in Banks	76,000	86,770	77,790	86,103	92,351	7%	22%
Cash	13,315	13,350	5,094	4,686	7,718	65%	-42%
Central Bank of Argentina	26,958	41,658	35,325	37,318	58,221	56%	116%
Other financial institutions local and abroad	35,722	31,757	37,367	44,095	26,407	-40%	-26%
Others	5	5	4	4	5	25%	0%
Net Income from financial instruments at fair value through P&L	323	302	159	36	4	-89%	-99%
Derivatives	0			0	0	-	-
Other financial assets	5,145	4,602	4,612	4,417	4,569	3%	-11%
Loans and other financing	75,007	47,661	45,297	31,896	23,366	-27%	-69%
Other financial institutions	265	744	81	64	39	-39%	-85%
Non financial private sector & foreign residents	74,742	46,917	45,216	31,832	23,327	-27%	-69%
Other debt securities	2,032	1,058	4,216	4,609	4,529	-2%	123%
Guarantees received	2,341	3,537	2,371	2,306	1,576	-32%	-33%
Investment in equity instruments	12	13	6	7	7	0%	-42%
Investment in associates and joint ventures	0	1	0	0	0	-	-
Total Assets	160,861	143,944	134,451	129,375	126,403	-2%	-21%
Deposits	109,785	97,442	88,372	82,785	78,758	-5%	-28%
Non financial public sector	3,725	4,880	3,544	3,636	2,536	-30%	-32%
Financial sector	300	281	279	290	393	36%	31%
Non financial private sector & foreign residents	105,760	92,281	84,549	78,859	75,829	-4%	-28%
Other liabilities from financial intermediation	6,759	6,418	6,586	5,866	5,688	-3%	-16%
Financing from the Central Bank and other fin. Inst	3,924	2,502	780	764	540	-29%	-86%
Subordinated corporate bonds	32,316	29,611	30,182	30,846	31,530	2%	-2%
Other non financial liabilities	82	30	36	64	56	-13%	-32%
Total Liabilities	152,866	136,003	125,956	120,325	116,572	-3%	-24%
NET FX POSITION (Pesos)	7,995	7,941	8,495	9,050	9,831	9%	23%
EOP FX (Pesos per USD)	57.5583	59.8950	64.4700	70.4550	76.1750	8%	32%
NET FX POSITION (USD)	139	133	132	128	129	0%	-7%

3Q20 Earnings Release

Relevant and Recent Events

•	Interest Payment Class C Peso denominated Notes. In October 2020, the Bank paid quarterly interest on Class C Peso denominated notes in the amount of Ps.201,528,367.94.

•	Interest Payment Class A Subordinated Notes. In November 2020, the Bank paid semiannual interest on Class A subordinated notes in the amount of USD 13,500,000.

•	Interest Payment Class B Peso denominated Notes. In Novebmer 2020, the Bank paid semiannual interest on Class B Peso denominated notes in the amount of Ps.252,804,212.

•	Special Shareholders Meeting- Complementary Dividend. The Special Shareholders’ Meeting held on October 21st, 2020 adopted the following resolutions: a) separate a portion of the optional reserve fund for future profit distributions equal to $3,791,721,509 to be applied to the payment of a cash dividend to supplement the Dividend (hereinafter referred to as the ”Supplementary Dividend”) pursuant to paragraph b) below; b) calculate the Supplementary Dividend by multiplying the dividend of $ 20 per share already approved by the General and Special Shareholders’ Meeting held on April 30th 2020, by the coefficient obtained after dividing the most recent Consumer Price Index (“CPI”) published by Instituto Nacional de Estadísticas y Censos (INDEC) and informed by such entity to the date on which Banco Central de la República Argentina issues its authorization for the payment of the Dividend and the Supplementary Dividend, by the CPI of the month of April 2020. The difference arising between the amount obtained after the above described calculation and the Dividend shall determine the amount of the Supplementary Dividend. The aggregate amount to be distributed as Supplementary Dividend may not exceed the amount of $3,791,721,509 separated from the optional reserve fund for future profit distributions. This amount will be deducted from Shareholders’ equity in 4Q20.

•	Death of Mr. Jorge Horacio Brito- Chairman of the Board of Banco Macro. On November 23rd, 2020 Banco Macro informed the death of the Chairman of our Board, Mr. Jorge Horacio Brito. Pursuant to article 17 of the Bylaws, the office of the Chairman shall be covered by the Vice Chairman, Dr. Delfín J. Ezequiel Carballo. At the first Board meeting to be held, the appointment of a new Vice Chairman and the election, from among the Alternate Directors appointed by the General Shareholder Meeting, of the one who will assume in order to complete the number of regular directors will be discussed.

•	Covid-19: In early March 2020, the World Health Organization recognized Coronavirus (Covid-19) as a pandemic that is severely affecting almost all countries around the world. The spread of this disease globally has forced the authorities to take drastic health and financial measures to contain and mitigate its effects on health and economic activity. Particularly in the Argentine Republic, on March 19, 2020, through Decree No. 297/2020, the Government established the “social, preventive and compulsory isolation” measure until March 31, 2020, which was then extended until June 7, 2020. Along with health protection rules, tax and financial measures were taken to mitigate the impact on the economy associated with the pandemic, including public direct financial assistance measures for part of the population, the establishment of financial and fiscal facilities for both individuals and companies. As regards measures related to the Entity’s business, the BCRA established maturities extensions, froze the mortgage loan installments and encouraged banks to lend to companies at reduced rates. In addition, the distribution of dividends of the finance institutions was suspended until June 30, 2020. In addition, in the mandatory quarantine context, the BCRA ruled that financial institutions would not be able to open their branches for public service during that period and should continue to provide services to users remotely. They could also trade with each other and their clients in the exchange market remotely. During quarantine, remote trading of stock exchanges and capital markets authorized by the CNV, the custodians and capital market agents registered with the CNV was admitted. In view of the extension of mandatory quarantine, the BCRA then decided that financial institutions would open their branches from Friday, April 3, 2020 for public attention through previous appointments obtained by the Bank’s website. The Bank is developing its activities under the conditions detailed above, giving priority to the compliance of social isolation measures by its employees, with the primary objective of taking care of the public health and well-being of all its stakeholders (employees, suppliers, customers, among others). To this end, it has put in place contingency procedures and has enabled its staff to carry out their tasks remotely. From a commercial point of view, it has emphasized maintaining a close relationship with its customers, trying to respond to their needs at this difficult time, sustaining all virtual channels of care to ensure operability and good response to requirements, monitoring compliance with their business obligations and monitoring the active portfolio in order to detect possible delays in collection and set new conditions for them. Considering the size of the abovementioned situation, the Bank’s Management estimates that this situation could have an impact on its operations and the financial situation and the results of the Bank, which are under analysis, and will ultimately, depend on the extent an duration of the health emergency and the success of the measures taken.

3Q20 Earnings Release

Regulatory Changes

•	Net Foreign Currency Position. In September 2020, through Communication “A” 7101 the Central Bank of Argentina established that that export pre-financings for which its foreign currency funding is matched by liabilities linked to the evolution of such currency (for the same amount), can be deducted from the calculation of the cash position within the Net foreign currency position USD-linked liabilities that exceed that position are not to be considered in such deduction.

•	USD savings account opening. In September through Communication “A” 7105 the BCRA established that prior to the opening of a USD currency savings account; financial institutions must gather evidence that the client has an income or assets consistent with foreign currency savings, and should not be a beneficiary of any social plan or program.

•	Foreign currency purchase restrictions. In September 2020 through Communication “A” 7106, the Central Bank of Argentina established debit and credit card consumption abroad with debit on local accounts in pesos, and foreign currency purchased by individuals for the payment of obligations between residents, including payments of foreign currency consumptions through credit cards, will be deducted as of the following month, from the USD 200 cap. Those who are beneficiaries of credit relief programs related to the pandemic will not be able, until the total cancellation of credits or while the relief stands, to have access to the foreign exchange market or sell securities that settle in foreign currency, or transfer them to custodians abroad. For those with capital amortizations due between October 15, 2020 and March 31, 2021, related to financial debts abroad or public securities denominated in foreign currency, must present to the BCRA refinancing plan.

•	COVID-19. In September 2020 through Communication “A” 7107 the BCRA extended until December 31, 2020, the regulation stating that financial institutions cannot charge fees for transactions done through ATMs (previously until June 30 and extended until September 30). It also extended the regulation that financial institutions cannot charge punitive interest over unpaid credits, and ratifies unpaid instalments deferral to maturity, considering accrual of a compensatory interest rate.

•	LELIQ position. As of October 2, 2020 through Communication “A” 7122 the Central Bank of Argentina established that financial institutions must reduce in 20 percentage points their net excess position in LELIQ versus their monthly average of daily balances recorded in September 2020. To comply, they shall reduce the excess net position through the gradual maturity of the securities. Along this regulation but in line with it, the BCRA decided to increase the REPO rate from 19% t0 24%.

•	Rates (Leliqs and Repo). The BCRA decided to increase to 27% the passive REPO BCRA rate (from 24% and previously 19%) and increase the LELIQ rate to 37%. It also determined that companies can access the foreign exchange market 30 days prior to financial debt maturities to cancel capital and interest payments. Corporates can also have access when the pre-cancellation is done within the frame of a securities exchange restructuring process.

•	Time deposits minimum rate. In October 2020 through Communication “A” 7131 the Central Bank established that as of October 13, 2020, the minimum interest rates are for time deposits of up to Ps.1 million to 89.35% (previously 87%). Additionally, as of the same date, the coefficient that determines the fixed rate of pre-cancellation of UVA-linked time deposits (with early termination option) was increased to 0.7703.

•	Minimum cash requirements. In October 2020 through Communication “A” 7132 the Central Bank of Argentina decided that for financings that are disbursed as of October 9, 2020, financial institutions will not be able to deduct from cash requirements financings granted to individuals or companies that (i) belong to activity sectors that are not eligible for the “Programa de Asistencia de Emergencia al Trabajo y la Producción” (ATP) social program benefits and/or (ii) have imported consumer goods after March 19, 2020, unless these were medical products and/or supplies.

3Q20 Earnings Release

•	Rates (Leliq and Repo). The BCRA decided to increase the one-day passive REPO nominal annual rate from 27% to 30%, implying an increment of three percentage points, and offer 7-day REPOs at a nominal annual rate of 33%. In line with this, the LELIQ rate was established at 36%.

•	Time deposits minimum rate. (Communication “A” 7139. 10/15/2020). The BCRA decided to increase, for time deposits granted as of October 16, 2020, the percentages applicable to the average rates of LELIQ used to set the minimum rates for time deposits of less than $1 million to 91.89% (previously 89.35%). For time deposits granted as of October 21, 2020, the increment goes up to 94.44% and the coefficient that determines the fixed rate of pre-cancellation of UVA-linked time deposits (with early termination option) was increased to 0.7917. This is equivalent to a 34% nominal annual rate for individuals with time deposits of less than $1 million and 32% for the rest.

•	New credit lines. In October 2020 through Communication “A” 7140 the Central Bank of Argentina established that financial institutions shall grant, within the frame of the ATP social program created by the Decree N°332/2020- financing for a maximum limit equivalent to the amount resulting from the number of employees (F.931) multiplied by the minimum wage plus a 20%, to the SMEs in a list provided by the Federal Administration of Public Revenues (AFIP), and that will be able to rely on a warrant to be arranged by FOGAR, and as of November 1, 2020, can be deducted of reserve requirements (40%). Moreover, credit lines to SMEs are launched to (i) finance investment projects aimed for the purchase of capital assets and/or the construction of facilities necessary for the manufacturing of goods and/or services, at a 30% nominal annual rate; and (ii) for working capital and discounted instruments to SMEs at 35%. Financial institutions affected by this regulation must comprise under these financings, as of October 16, 2020 and until March 31, 2021, the equivalent to 7.5% of their non-financial private sector deposits in pesos (as a monthly average of daily balances of September 2020). For the financing of investment projects, this limit must be 30% of the 7.5% previously stated.

•	Branch Closures. In October 2020, through Communication “A” 7147 the Central Bank established that financial institutions must require prior approval by the BCRA to proceed to the transfer or closure of branches until March 31, 2020.

•	REPO rate. In October through Communciation “C” 88436 the Central Bank of Argentina increased the 1-day REPO rate from 30% to 31% and the 7-day REPO rate from 33% to 34.5%.

•	Fee increases. In November 2020, through Communication “A” 7158 the BCRA established that until February 28, 2020, financial institutions cannot communicate fee increases greater than 9% for January 2021, and 9% for February 2021 for fees on i) Savings accounts: additional debit card issuance; replacement of stolen or lost debit cards; ATM use (other than the Bank’s, the Bank network local or abroad) and cash withdrawal services at points of purchase. Ii) Credit cards: issuance services, renewal, maintenance; replacement or reprinting of stolen or lost cards and additional cards.

•	Time deposits minimum rate. In November 2020, through Communication “A” 7160 the BCRA increased rates, for time deposits granted as of November 13, 2020, the percentages applicable to the average rates of LELIQ used to set the minimum rates for time deposits of less than $1 million to 102.78% (previously 94.44%). For the rest of time deposits this percentage will be 94.44% (prev. 88.89%). For time deposits granted as of November 18, 2020, for time deposits of less than $1 million, the applicable rate over LELIQ will be 97.37% (89.48% for the rest). The coefficient that determines the fixed rate of pre-cancellation of UVA-linked time deposits (with early termination option) granted as of November 13, 2020, was increased to0.8472 (from 0.7917). For the ones granted as of November 18, 2020, the coefficient will be 0.8026. Additionally, as of November 13, 2020, financial institutions that keep time deposits from the non-financial private sector in pesos below 10% of total deposits in pesos considering only capital balances without interests or adjustments will not be able to: (i) buy LELIQ for their excess position (ii) do 7-day REPOs with the BCRA.

•	SMEs productive investment credit lines. Reserve requirements. (Communication “A” 7161.

•	12/11/2020). The BCRA states that as of November 1, 2020, it grants a reduction in the average reserve requirements in pesos for an amount of 14% of financings considered in item 4.1. of “SMEs productive investment credit line” regulation, granted at a nominal annual rate of up to 30%. As of November 13, 2020, financings to SMEs that have imported consumer goods after March 19, 2020, can be considered within this credit line.

•	Rates (Leliq and Repo). In November 2020, through Communication “C” 88548 the Central Bank of Argentina increased the one-day passive REPO rate from 31% to 32% and the 7-day rate from 34.5% to 36.5% Additional to this regulation, the BCRA decided to increase the LELIQ rate from 37% to 38%.

3Q20 Earnings Release

QUARTERLY BALANCE SHEET	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q19	4Q19	1Q20	2Q20	3Q20	QoQ	YoY
ASSETS
Cash and deposits in Banks	131,988	123,121	139,896	111,850	112,934	1%	-14%
Cash	21,146	23,861	21,052	17,097	20,151	18%	-5%
Central Bank of Argentina	75,097	67,452	81,472	50,563	66,367	31%	-12%
Other local& foreign entities	35,740	31,803	37,368	44,185	26,411	-40%	-26%
Other	5	5	4	5	5	0%	0%
Debt securities at fair value through profit& loss	2,044	6,940	1,926	13,475	16,547	23%	710%
Derivatives	77	62	47	18	14	-22%	-82%
Repo Transactions	-	1,330	465	74,007	53,971	-27%	-
Other financial assets	7,590	7,538	13,833	12,071	15,568	29%	105%
Loans& other receivables	266,204	270,133	255,365	244,582	237,678	-3%	-11%
Non Financial Public Sector	646	7,888	4,769	6,984	4,009	-43%	521%
Financial Sector	3,331	4,833	3,149	2,353	1,786	-24%	-46%
Non Financial private sector and foreign	262,227	257,412	247,447	235,245	231,883	-1%	-12%
Other debt securities	104,640	78,948	110,358	160,578	240,248	50%	130%
Financial assets in guarantee	14,633	13,052	11,344	14,986	12,228	-18%	-16%
Investments in equity instruments	2,066	1,879	1,796	1,733	1,627	-6%	-21%
Investments in other companies (subsidiaries and joint ventures)	185	179	191	161	182	13%	-2%
Property, plant and equipment	31,356	31,486	31,265	30,970	30,900	0%	-1%
Intangible assets	4,447	4,332	4,478	4,439	4,432	0%	0%
Deferred income tax assets	44	53	65	70	71	1%	61%
Other non financial assets	2,146	1,327	1,659	2,094	2,076	-1%	-3%
Non-current assets held for sale	1,718	2,141	2,211	2,196	2,247	2%	31%
TOTAL ASSETS	569,138	542,521	574,899	673,230	730,723	9%	28%
LIABILITIES
Deposits	354,120	321,455	353,159	437,096	492,710	13%	39%
Non Financial Public Sector	27,799	21,474	30,980	64,237	105,636	64%	280%
Financial Sector	400	384	330	376	441	17%	10%
Non Financial private sector and foreign	325,921	299,597	321,849	372,483	386,633	4%	19%
Derivatives	201	940	182	-	-	-	-100%
Repo Transactions	2,961	1,226	-	1,372	-	-100%	-100%
Other financial liabilities	22,832	27,111	26,641	30,996	28,635	-8%	25%
Financing received from Central Bank and Other Financial Institutions	4,570	2,746	981	1,151	688	-40%	-85%
Issued Corporate Bonds	8,208	6,757	6,197	5,220	5,019	-4%	-39%
Current income tax liabilities	6,159	9,950	11,674	8,062	9,961	24%	62%
Subordinated corporate bonds	32,415	29,730	30,182	30,846	31,530	2%	-3%
Provisions	1,834	1,802	1,801	1,738	1,626	-6%	-11%
Deferred income tax liabilities	2,022	199	4	3,946	2,535	-36%	25%
Other non financial liabilities	12,488	12,375	9,003	24,477	24,095	-2%	93%
TOTAL LIABILITIES	447,810	414,291	439,824	544,904	596,799	10%	33%

SHAREHOLDERS' EQUITY
Capital Stock	639	639	639	639	639	0%	0%
Issued Shares premium	12,428	12,430	12,430	12,430	12,430	0%	0%
Adjustment to Shareholders' Equity	43,863	43,864	43,864	43,864	43,864	0%	0%
Reserves	67,168	67,168	67,168	102,297	102,297	0%	52%
Retained earnings	-19,814	-19,814	3,968	-45,454	-45,454	0%	129%
Other accumulated comprehensive income	217	160	-1,021	-361	-840	133%	-
Net income for the period / fiscal year	16,825	23,782	8,025	14,910	20,986	41%	25%
Shareholders' Equity attributable to parent company	121,326	128,229	135,073	128,325	133,922	4%	10%

Shareholders' Equity attributable to non controlling interest	2	1	2	1	2	100%	0%
TOTAL SHAREHOLDERS' EQUITY	121,328	128,230	135,075	128,326	133,924	4%	10%

3Q20 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	3Q19	4Q19	1Q20	2Q20	3Q20	QoQ	YoY
Interest Income	51,124	41,891	35,064	31,871	36,790	15%	-28%
Interest Expense	22,393	12,933	10,900	10,295	15,631	52%	-30%
Net Interest Income	28,731	28,958	24,164	21,576	21,159	-2%	-26%
Fee income	5,947	5,791	5,522	5,398	5,738	6%	-4%
Fee expense	552	554	495	394	467	19%	-15%
Net Fee Income	5,395	5,237	5,027	5,004	5,271	5%	-2%
Subtotal (Net Interest Income + Net Fee Income)	34,126	34,195	29,191	26,580	26,430	-1%	-23%
Net Income from financial instruments at Fair Value Through Profit& Loss	-16,732	-315	-4,643	-2,163	-7,541	249%	-55%
Result from assets at amortised cost	-	66	967	20	61	205%	-
Difference in quoted prices of gold and foreign currency	2,138	1,670	604	846	1,207	43%	-44%
Other operating income	1,510	1,147	1,247	1,145	1,182	3%	-22%
Provision for loan losses	393	1,776	977	2,523	1,749	-31%	345%
Net Operating Income	20,649	34,987	26,389	23,905	19,590	-18%	-5%
Personnel expenses	6,350	6,339	5,361	6,174	6,199	0%	-2%
Administrative expenses	4,153	4,190	3,034	3,126	3,400	9%	-18%
Depreciation and impairment of assets	956	950	948	992	1,015	2%	6%
Other operating expense	9,334	5,879	4,905	4,412	4,587	4%	-51%
Operating Income	-144	17,629	12,141	9,201	4,389	-52%	-
Income from associates and joint ventures	24	32	23	9	15	67%	-38%
Result from net monetary position	8,185	-5,644	335	479	4,836	910%	-41%
Net Income before income tax on cont. operations	8,065	12,017	12,499	9,689	9,240	-5%	15%
Income tax on continuing operations	-1,047	5,061	4,474	2,804	3,164	13%	-402%
Net Income from continuing operations	9,112	6,956	8,025	6,885	6,076	-12%	-33%

Net Income for the period	9,112	6,956	8,025	6,885	6,076	-12%	-33%
Net Income of the period attributable to parent company	9,112	6,956	8,025	6,885	6,076	-12%	-33%
Net income of the period attributable to non-controlling interests	-	-	-	-	-	-	-

Other Comprehensive Income	533	-57	-1,181	660	-478	-	-
Foreign currency translation differences in financial statements conversion	492	-172	-8	84	51	-39%	-90%
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI)(IFRS 9(4.1.2)(a)	41	-	-	-1,173	-529	-	-

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	9,645	6,899	6,844	7,545	5,598	10%	145%
Total Comprehensive Income attributable to parent Company	9,645	6,899	6,844	7,545	5,598	10%	145%
Total Comprehensive Income attributable to non-controlling interests	-	-	-	-	-	-	-

3Q20 Earnings Release

QUARTERLY ANNUALIZED RATIOS	MACRO Consolidated
	3Q19	4Q19	1Q20	2Q20	3Q20
Profitability & performance
Net interest margin	24.7%	33.6%	25.2%	19.8%	17.1%
Net interest margin adjusted (exc. FX)	23.0%	31.7%	24.6%	19.1%	16.2%
Net fee income ratio	20.6%	8.8%	14.3%	14.7%	20.3%
Efficiency ratio	64.3%	34.5%	39.8%	43.3%	57.1%
Net fee income as % of A&G Expenses	32.1%	25.4%	36.0%	33.9%	35.6%
Return on average assets	6.3%	5.2%	5.9%	4.5%	3.5%
Return on average equity	38.0%	21.8%	24.6%	21.5%	18.4%
Liquidity
Loans as a percentage of total deposits	75.2%	84.0%	72.3%	56.0%	48.2%
Liquid assets as a percentage of total deposits	61.0%	59.0%	66.0%	54.0%	51.0%
Capital
Total equity as a percentage of total assets	21.3%	23.6%	23.5%	19.1%	18.3%
Regulatory capital as % of APR	26.5%	27.3%	32.0%	32.2%	34.8%
Asset Quality
Allowances over total loans	2.2%	2.4%	2.5%	3.1%	3.6%
Non-performing financing as a percentage of total financing	1.9%	2.1%	1.4%	1.5%	1.1%
Coverage ratio w/allowances	111.2%	106.1%	173.5%	210.7%	302.9%
Cost of Risk	0.6%	2.6%	1.6%	4.1%	3.0%

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	3Q19	4Q19	1Q20	2Q20	3Q20
Profitability & performance
Net interest margin	21.5%	23.9%	25.2%	22.3%	20.3%
Net interest margin adjusted (exc. FX)	20.8%	23.0%	24.6%	21.6%	19.5%
Net fee income ratio	26.9%	20.1%	14.3%	14.5%	16.1%
Efficiency ratio	60.3%	50.7%	39.8%	41.6%	45.9%
Net fee income as % of A&G Expenses	44.6%	39.7%	36.0%	34.9%	35.1%
Return on average assets	3.6%	3.9%	5.9%	5.2%	4.6%
Return on average equity	18.4%	19.3%	24.6%	23.0%	21.5%
Liquidity
Loans as a percentage of total deposits	75.2%	84.0%	72.3%	56.0%	48.2%
Liquid assets as a percentage of total deposits	61.0%	59.0%	66.0%	54.0%	51.0%
Capital
Total equity as a percentage of total assets	21.3%	23.6%	23.5%	19.1%	18.3%
Regulatory capital as % of APR	26.5%	27.3%	32.0%	32.2%	34.8%
Asset Quality
Allowances over total loans	2.2%	2.4%	2.5%	3.1%	3.6%
Non-performing financing as a percentage of total financing	1.9%	2.1%	1.4%	1.5%	1.1%
Coverage ratio w/allowances	111.2%	106.1%	173.5%	210.7%	302.9%
Cost of Risk	1.5%	1.8%	1.6%	2.8%	2.9%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 30, 2020

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer